EXHIBIT 99.4

CHILDTIME LEARNING CENTERS, INC.

100,000 UNITS OFFERED PURSUANT

TO RIGHTS DISTRIBUTED TO EACH
HOLDER OF AT LEAST 54 SHARES
OF COMMON STOCK OF
CHILDTIME LEARNING CENTERS, INC.

Dear Shareholders:

     This letter is being distributed to all holders of record of the common stock (the “Common Stock”) of Childtime Learning Centers, Inc. (the “Company”) who own at least 54 shares of Common Stock as of the close of business on                   , 2003 (the “Record Date”), in connection with a distribution of rights (the “Rights”) to acquire up to 100,000 Units, each unit consisting of $35 principal amount of 15% Subordinated Notes due 2008, and                   shares of Common Stock, at a subscription price of $[158.75] per Unit (the “Subscription Price”), as described in the Prospectus being distributed herewith.

     Each holder of Common Stock is entitled to receive one Right for each 54 shares of Common Stock held of record as of the close of business on the Record Date. Each Right received entitles the holder to purchase one Unit (the “Basic Subscription Privilege”). The Rights also entitle the holders thereof to subscribe at the Subscription Price for additional Units, not to exceed the number of Units available for such holder to purchase under the Basic Subscription Privilege (the “Over-Subscription Privilege”), subject to proration, as discussed below. Units will be available for purchase pursuant to the Over-Subscription Privilege, to those holders who fully exercise their Rights pursuant to the Basic Subscription Privilege, to the extent that all the Units are not subscribed for through the exercise of the Basic Subscription Privilege by the Expiration Date (as defined below). If the Units so available (the “Excess Units”) are not sufficient to satisfy all subscriptions pursuant to the Over-Subscription Privilege, the Excess Units will be allocated pro rata (subject to the elimination of fractional Units) among the holders of Rights who exercise their Over-Subscription Privilege based on the ratio that the number of Excess Units bears to the total number of Units that are the subject of over-subscription requests.

     The following documents are enclosed:

1. A Prospectus for the offering;

2. A Rights Subscription Certificate evidencing your Rights;

3. Instructions regarding the exercise of your Rights pursuant to the Rights Subscription Certificate; and

4. A Notice of Guaranteed Delivery for Rights Subscription Certificates.

     Your prompt action is requested. Your Rights will expire at 5:00 p.m., New York City time, on                   , 2003, unless the subscription period for this rights offering is extended by the Company, in its sole discretion (the “Expiration Date”).

     To exercise your Rights, a properly completed and executed Rights Subscription Certificate (unless the guaranteed delivery procedures are complied with), indicating the amount of Rights you wish to exercise pursuant to your Basic Subscription Privilege and your Over-Subscription Privilege, and payment in full for all Rights exercised must be delivered to Computershare Trust Company of New York (the “Subscription Agent”) as indicated in the Prospectus, prior to the Expiration Date. Please carefully read and follow the instructions regarding the use of your Rights Subscription Certificate.

     Additional copies of the enclosed materials may be obtained from the Subscription Agent or the Information Agent, Georgeson Shareholder. You may contact the Subscription Agent at (800) 245-7630 and the Information Agent at (866) 216-0456.

Very truly yours,

CHILDTIME LEARNING CENTERS, INC.

By:

Its: